

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Dong Woo Han
Chairman and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga. Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

    Re: Shinhan Financial Group Co., Ltd.
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed June 28, 2011 and Amended on July 15, 2011
                Form 6-K Filed November 29, 2011
                File No. 001-31798

Dear Mr. Han:

We have reviewed your filing and supplemental response filed on November 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3.D. Risk Factors, page 10
Our newly adopted accounting standards under IFRS effective, January 1, 2011…page 22

1.   We note your response to prior comment two of our letter dated September 30, 2011. Please confirm that you will explicitly assert in your future filings, beginning with your Form 20-F for the fiscal year ended December 31, 2011, that your financial statements have been prepared in accordance with IFRS as issued by the IASB. Please also ensure that the auditor's report includes an opinion on whether the financial statements comply with IFRS as issued by the IASB. Refer to the instructions to Form 20-F in Item 17(c) for guidance.

The Korean government may encourage targeted lending to and investment…, page 24

2.   We note your response to prior comment five of our letter dated September 30, 2011, including the fact that the Fund will be operated based on mutual agreement of the sponsors. Please clarify for us the level of involvement you have, if any, in the management and day-to-day operations of the Fund. In your response specifically address who will manage the assets of the Fund.   In addition, revise to disclose the gain or loss recognized on the non-performing project financing assets sold to the Fund.

Form 6-K filed November 29, 2011
Exhibit 99.2 –Consolidated Interim Financial Statements for the period ended September 30, 2011

Note 3. Significant accounting policies, page 13
ii) Special purpose entities, page 13

3.   We note your response to prior comment 18 of our letter dated September 30, 2011, including the fact that your guaranteed principal money trusts are not consolidated under IFRS. We also note your disclosure here that a special purpose entity (SPE) is consolidated if, based on an evaluation of the substance of its relationships with the Group and the SPE's risks and rewards, the Group concludes that it controls the SPE. Please provide us with a list of SPEs that were consolidated under U.S. GAAP and de-consolidated upon adoption of IFRS. In addition, please explain in greater detail how you determined under IFRS that you did not have control over the guaranteed principal money trust, but you had the power to direct the activities of the SPE that most significantly impacted its economic performance under U.S. GAAP.

Note 11. Loans, page 60

4.   We note your response to prior comment 19 of our letter dated September 30, 2011, including the fact that you use longer look-back periods under IFRS (i.e. five years and nine years) compared to under U.S. GAAP (i.e. one year) as a basis for determining the allowance for loan losses. Please explain in greater detail why you have not adjusted your historical loss experience under IFRS to reflect the effects of current conditions, such as higher loss rates due to the recent global financial crisis. In addition, revise disclosures in future filings to discuss your methodology change from the Migration Model to the PD/LGD Model in determining your allowance for loan losses, including the specific reasons for this methodology change and why you believe the PD/LGD Model is a more appropriate methodology to utilize going forward.

Please contact Lindsay McCord at (202) 551-3417 or Brittany Ebbertt at (202) 551-3572 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director